SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )


                               Glen Burnie Bancorp
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   377407 10 1
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                                 (CUSIP Number)

                                 Not Applicable
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             (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                  Rule 13d-1(b)
                              X   Rule 13d-1(c)
                             ---
                                  Rule 13d-1(d)
                                  -------------

--------------------------------------------         ---------------------------
CUSIP No. 377407 10 1                          13G   Page 2 of 5 Pages
          ----------------------------------              -    -
--------------------------------------------         ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Frederick W. Kuethe, III
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   _
                                                                        (a) |_|
                                                                             _
                                                                        (b) |_|

--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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                     5     SOLE VOTING POWER
   NUMBER OF               466
    SHARES
 BENEFICIALLY        -----------------------------------------------------------
 OWNED BY EACH       6     SHARED VOTING POWER
   REPORTING               91,755
  PERSON WITH
                     -----------------------------------------------------------
                     7     SOLE DISPOSITIVE POWER
                           466
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                           91,755
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         92,221
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
         CERTAIN SHARES*                                                      _
                                                                             |_|
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.5%
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12       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------


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

                                  SCHEDULE 13G


Item 1(a).          Name of Issuer:

                    Glen Burnie Bancorp

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    101 Crain Highway, S.E., Glen Burnie, Maryland 21061

Item 2(a).          Name of Person Filing:

                    This Schedule 13G is being filed on behalf of the following Reporting Person:

                    Frederick W. Kuethe, III

Item 2(b).          Address of Principal Business Office or, if none, Residence:

                    101 Crain Highway, S.E., Glen Burnie, Maryland 21061

Item 2(c).          Citizenship:

                    USA

Item 2(d).          Title of Class of Securities:

                    Common Stock, par value $1.00 per share

Item 2(e).          CUSIP Number:

                    377407 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    Not applicable.

Item 4.             Ownership:

                    As  of  December  31,  2002,   the  following   shares  were
                    beneficially owned by the Reporting Person:

                    (a)    Amount beneficially owned:                                                      92,221*
                    (b)    Percent of class:                                                                  5.5%*
                    (c)    Number of shares as to which such person has:
                           (i)      Sole power to vote or to direct the vote:                                 466
                           (ii)     Shared power to vote or to direct the vote:                            91,755*
                           (iii)    Sole power to dispose or to direct the disposition of:                    466
                           (iv)     Shared power to dispose or to direct the disposition of:               91,755*

                    * Includes: 7,447 shares held by the Reporting Person or his spouse for the benefit of minor children under the Maryland Uniform Gift to Minors Act; 14,096 shares owned as joint tenants by the Reporting Person and his spouse; 212 shares owned directly by the Reporting Person's spouse; and 70,000 shares held by a family educational trust of which the Reporting Person is one of four trustees. The Reporting Person disclaims beneficial ownership of: the shares held by the Reporting Person or his spouse for the benefit of minor children; the shares owned directly by the Reporting Person's spouse; and all but the Reporting Person's proportionate share of beneficial ownership of the shares held by the family educational trust, which is not possible to ascertain at this time.

Item 5.             Ownership of Five Percent or Less of a Class:

                    Not applicable.

Item 6.             Ownership  of  More  than Five  Percent on Behalf of Another
                    Person:

                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                    Not applicable.

Item 8.             Identification and Classification of Members of the Group:

                    Not applicable.

Item 9.             Notice of Dissolution of Group:

                    Not applicable.

Item 10.            Certification:

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 12, 2003


                                                /s/ Frederick W. Kuethe, III
                                            ------------------------------------
                                            Frederick W. Kuethe, III









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